NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 10/01/24 _____ AND ENDING _____ 09/30/25 _____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nestlerode & Loy, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Regent Court, Suite 202
(No. and Street)

State College	PA	16801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Anderson	814-238-6249	banderson@nestlerode.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

114 Cambridge Road	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Brian Anderson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Nestlerode & Loy, Inc._____, as of _____September 30th_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Brian Anderson*

Title: CFO

Deanna K. Wakefield

Notary Public

Commonwealth of Pennsylvania - Notary Seal
DEANNA K WAKEFIELD - Notary Public
Centre County
My Commission Expires February 12, 2029
Commission Number 1173063

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Nestlerode & Loy, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc., as of September 30, 2025, and the related statements of income, changes in Stockholders' equity, and cash flows for the year ended September 30, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments described in Note 13 that were applied to restate the 2024 financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on Nestlerode & Loy, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Nestlerode & Loy, Inc.'s auditor since 2025.
Landenberg, Pennsylvania
November 25, 2025

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2025

ASSETS

ASSETS

Cash	$	256,992
Receivables		106,785
Prepaid taxes and expenses		36,889
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $123,114		39,171
TOTAL ASSETS	$	439,837

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	6,267
Accrued salaries and wages		2,636
Accrued commissions payable		28,337
Accrued and withheld payroll taxes		8,401
Pension payable		45,000
Accrued corporate income taxes		16,522
Deferred income taxes		7,650
TOTAL LIABILITIES		114,813

STOCKHOLDERS' EQUITY

Preferred stock	20,000
Common stock	24,200
Retained earnings	280,824
TOTAL STOCKHOLDERS' EQUITY	325,024
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 439,837

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income
For the year ended September 30, 2025

REVENUES		
Investment advisory revenue		$ 1,638,006
Commissions and distribution fees		80,259
Trailing commissions and fees		128,203
Service fees and other income		3,488
Interest and investment income		1,214
	TOTAL REVENUES	1,851,170
EXPENSES		
Compensation		1,240,212
Employee benefits		122,148
Occupancy		93,581
Selling and administrative		397,805
	TOTAL EXPENSES	1,853,746
	(LOSS) FROM OPERATIONS	(2,576)
PROVISION (BENEFIT) FOR INCOME TAXES		
Federal income tax		16,828
State income tax		7,263
	TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	24,091
	NET (LOSS)	$ (26,667)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2025

	Common Stock	Preferred Stock	Retained Earnings	Total
BALANCES - BEGINNING (as previously reported)	$ 24,200	$ 20,000	$ 245,608	$ 289,808
Prior period adjustment	-	-	61,883	61,883
BALANCES - BEGINNING (as restated)	24,200	20,000	307,491	351,691
NET (LOSS)	-	-	(26,667)	(26,667)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 280,824	$ 325,024

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (26,667)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation and amortization	7,714
Deferred income taxes	4,163
(Increase) decrease in:	
Receivables	(8,318)
Prepaid taxes and expenses	(12,420)
Increase (decrease) in:	
Accounts payable - trade	(3,213)
Accrued salaries and wages	(135)
Accrued commissions payable	1,816
Accrued and withheld payroll taxes	264
Pension payable	30,000
Accrued corporate taxes	15,234
NET CASH PROVIDED IN OPERATING ACTIVITIES	8,438
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(21,592)
NET CASH (USED IN) INVESTING ACTIVITIES	(21,592)
CASH FLOWS FROM FINANCING ACTIVITIES	
NET CASH (USED IN) FINANCING ACTIVITIES	0
NET (DECREASE) IN CASH	(13,154)
CASH - BEGINNING	270,146
CASH - ENDING	$ 256,992
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 0
Income taxes paid	$ 4,694

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents on September 30, 2025.

Allowance for Credit Losses

The Company operates as a financial services firm and its accounts receivables are primarily derived from asset under management fees from client accounts held at clearing and custodial related companies. At each balance sheet date, the company recognizes an expected allowance for credit losses. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist. The allowance estimate is derived from a review of the company's historical losses based on the aging of receivables. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the company. The company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the company's clearing and custodial companies have remained constant since the company's inception. The allowance for credit losses was $0 for the year ending September 30, 2025. The Company considers accounts receivable of $106,785 as of September 30, 2025 to be fully collectible. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $7,714 for the year ended September 30, 2025.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers with managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. Any unearned portions are recorded as deferred revenue, net of associated fees and expenses.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Timing differences are due primarily to depreciation on property and equipment.

As of September 30, 2025, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2022.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee of office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if known or the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $175,777, which was $125,777 in excess of required minimum net capital of $50,000. The Company's net capital ratio was .65 to 1.

NOTE 4 – Segment Reporting

The Company is engaged in financial services as a securities broker-dealer and a registered investment advisor, which is comprised of services including, financial planning, commission based transactions and investment management. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

NOTE 5 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $13,710 for the year ended September 30, 2025.

NOTE 6 – Pension Plan

The Company maintains a profit sharing 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $72,683 under both plans for the year ended September 30, 2025.

NOTE 7 – Related Party Transactions

The Company leases office space under a lease with Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2025 were $45,840. See Note 10.

NOTE 8 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2025 consisted of the following:

	Federal	Deferred	Total
Federal	$ 13,822	$ 3,006	$ 16,828
State	6,106	1,157	7,263
Totals	$ 19,928	$ 4,163	$ 24,091

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Unrealized holding gains	$ 5,448	$ 2,202	$ 7,650
Totals	$ 5,448	$ 2,202	$ 7,650

NOTE 9 – Stockholders' Equity

Details of stockholders' equity at September 30, 2025 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management. Preferred stock has priority to any distribution of any assets or surplus funds of the Corporation to the holders of common stock. The preferred stock shall be entitled to receive annually a preferred dividend in the amount of five percent (5%) of the book value of the preferred stock determined as of close of the preceding fiscal year of the Corporation. The preferred dividend is non-cumulative. Preferred stock holders have the option to convert their preferred stock to common stock if the Corporation fails to pay the preferred dividend for six (6) consecutive calendar quarter. The Corporation did not pay any dividends for the period ending September 30, 2025.

NOTE 10 – Leases

The Company has obligations as a lessee for office space on a month to month basis. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's share of the building's property taxes, insurance, and common area maintenance.

NOTE 11 – Firm Commitments or Contingencies

There are no firm commitments or contingencies.

NOTE 12 – Evaluation of Subsequent Events

Management has evaluated subsequent events through November 24, 2025, the date the financial statements were available to be issued.

NOTE 13 – Prior Period Adjustment

During 2025, the company identified an error in the recognition of revenue and related accounts during the fiscal year ended September 30, 2024. Certain Investment advisory revenue earned in August and September of 2024 were incorrectly recorded as revenue in October of 2024. As result revenue, expenses, accounts receivable and commissions payable were under reported in the September 30, 204 financial statements, and retained earnings as of September 30, 2024 were understated. The correction of this error resulted in an increase in accounts receivable of $88,404, increase in accrued commissions payable of $26,521 and a increase in retained earnings of $61,883 as of September 30, 2024.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2025

NET CAPITAL

Total stockholders' equity	$	325,024
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		325,024
Deductions		
Petty cash		733
Nonallowable receivables		71,303
Prepaid taxes and expenses		36,889
Fixed assets (net of accumulated depreciation and amortization)		39,171
Other deductions		1,151
TOTAL DEDUCTIONS		149,247
ADJUSTED NET CAPITAL	$	175,777

AGGREGATE INDEBTEDNESS

Accounts payable	$	6,267
Accrued salaries and wages		2,636
Accrued commission payable		28,337
Accrued and withheld payroll taxes		8,401
Pension payable		45,000
Corporate taxes payable		16,522
Deferred income taxes		7,650
TOTAL AGGREGATE INDEBTEDNESS	$	114,813

Computation of Basic Net Capital

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	7,655
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	175,777
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	125,777

Ratio: Aggregate indebtedness to adjusted net capital	.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of September 30, 2025)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2025.

Nestlerode & Loy, Inc.
Exemption Report

Nestlerode & Loy, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) **and**

(2) The Company is filing this Exemption Report relying on **Footnote 74** of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; **and** the Company:

> (A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);
> (B) did not carry accounts of or for customers; and
> (C) did not carry PAB (proprietary securities account of a Broker/Dealer) accounts (as defined in Rule 15c3-3)

And met the identified exemption provisions throughout the most recent fiscal year <u>without exception</u>.

Nestlerode & Loy, Inc.

I, **Brian Anderson**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Brian Anderson_

Title: CFO

Dated: _10/2/2025_



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Nestlerode & Loy, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nestlerode & Loy, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to activities exclusively to effecting private placement securities transactions via subscriptions on a subscription wat basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2025 without exception.

Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Landenberg, Pennsylvania
November 25, 2025

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com